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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

           Form 20-F  X   Form 40-F
                      -

           (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

           Yes _     No  X
                         -

           (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

           Yes _     No  X
                         -

           (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

           Yes _     No  X
                         -

           (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____)

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Semiconductor Manufacturing International Corporation (the "Registrant") is
furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release dated March 24, 2004 relating to tactics of TSMC in litigation against the Registrant.

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                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Semiconductor Manufacturing
                                International Corporation

                                By: /s/ Richard R. Chang
                                    -----------------------------------------
                                    Name:  Richard R. Chang
                                    Title: Chairman of the Board, President and
                                           Chief Executive Officer

Date: March 25, 2004

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                                 EXHIBIT INDEX

Exhibit     Description
-------     -----------

 99.1: Press release dated March 24, 2004 relating to tactics of TSMC in litigation against the Registrant.

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Press Release for Immediate Release                           March 24/th/, 2004


                     SMIC Regrets TSMC Smear Campaign Again

(Shanghai. China, March 24/th/, 2004) Semiconductor Manufacturing International Corporation (SMIC) regrets the outside the courtroom smear campaign being waged against it again by Taiwan Semiconductor Manufacturing Company (TSMC).

In December 2003, TSMC filed one lawsuit against SMIC in U.S. federal court for alleged patent infringement and trade secret misappropriation and SMIC is requesting that the court throw out the trade secret claims on technical legal grounds. TSMC's recent court papers oppose SMIC's request and do not start a new lawsuit. SMIC will vigorously defend itself in court. It is now preparing a reply to TSMC's opposition by April 9.

TSMC continues to make public out of court statements whenever it files papers with the court. SMIC is disappointed that TSMC once again has resorted to such unfair and bullying tactics outside of the courtroom.

In its recent court filing, TSMC submitted only personal statements which it calls "new evidence" on its trade secret claims prior to the court deciding whether to dismiss those claims as requested by SMIC. Before SMIC had a chance to review this supposed "new evidence," TSMC used its premature court filing as the basis of a public statement maligning SMIC.

SMIC repeats that it respects the intellectual property of others and that it was not necessary for it to misappropriate the trade secrets of others. SMIC will actively assert its defenses.

About SMIC

SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC fabricates semiconductors for customers based on their own or third parties' integrated circuit designs. SMIC was founded in April 2000 and currently offers a wide range of leading edge integrated wafer manufacturing services, including copper interconnects capabilities, to its global customer base. SMIC operates 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, China and, as a result of a recent acquisition, an 8-inch wafer fab in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China.

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SMIC Contact:

Sarina Huang
Public Relations Department
Tel: 86-21-5080-2000 extension 10356
Fax: 86-21-5080-2868